

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Jeremy Brooks
Chief Accounting Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

      Re: Williams-Sonoma, Inc.
           Form 10-K for Fiscal Year Ended January 29, 2023
           File No. 001-14077

Dear Jeremy Brooks:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Trade & Services